United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Denny’s Corporation

Name of persons relying on exemption: The Interfaith Center on Corporate Responsibility

Address of persons relying on exemption: 475 Riverside Drive, Suite 1842, New York, New York 10115

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Shareholders of Denny’s Corporation
RE:	Proposal No. 5 (Paid Sick Leave)
DATE:	April 25, 2023
CONTACT:	Susan Mika, Benedictine Sisters snmika2010@gmail.com

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Benedictine Sisters of Mount St. Scholastica, Atchison, Kansas is not able to vote your proxies, nor does this communication contemplate such an event. The Benedictine Sisters of Mount St. Scholastica, Atchison, Kansas urges shareholders to vote for Proposal No. 5 following the instructions provided on management's proxy mailing.

The Interfaith Center on Corporate Responsibility (ICCR) urges shareholders to vote YES on Proposal No. 5 (the “Proposal”) on the 2023 proxy ballot of Denny’s Corporation (the “Company”).

About the Proponent

The Benedictine Sisters of Mount St. Scholastica, Atchison, Kansas are the lead proponents of ITEM 5 (paid sick leave) at the company’s 2023 AGM.

About the Proposal

Resolved clause: Shareholders of Denny’s ask the company to issue a report analyzing the provision of paid sick leave among franchise employees and assessing the feasibility of inducing or incentivizing franchisees to provide some amount of paid sick leave to all employees.

For the following reasons, we believe Denny’s should report on paid sick leave among franchise employees:

•	Access to paid sick leave (PSL) for all workers is critical to prevent the spread of disease and to keep workers and customers safe.
•	Our Company faces greater financial and reputational risks as a member of the restaurant industry.
•	A lack of PSL contributes to racial, gender, and economic injustice.
•	PSL leads to cost savings and places the Company at an advantage in a tight labor market.
•	The Company is not bound by this Proposal to implement a specific policy.

Access to paid sick leave (PSL) for all workers is critical to prevent the spread of disease and to keep workers and customers safe

There is currently, at our Company, no public information available pertaining to its paid sick leave policy for either company owned restaurants or franchised operations. A PSL policy is critical in preventing the spread of disease. In the US, the temporary PSL implemented resulted in an estimated 50% reduction in the number of new COVID-19 cases per day.1 The Company touts in its opposition statement that “during the most challenging periods of the pandemic, we provided employees in our company-operated restaurants and corporate support functions up to 10 days of paid sick leave while complying with quarantine protocols due to either testing positive or having direct exposure to someone with a positive test result, based on CDC guidelines and local ordinance, as applicable.” However, it cannot be stressed enough that the need for PSL exists outside of the global pandemic. Further, 96% of the total Company restaurants are franchised, thus even this minor effort only applies to a small fraction of the Company’s employees.

While the Company’s Opposition Statement discusses its benefits “and other perks that are designed to make our employees’ experience productive and fun,” the public health benefits of paid sick leave cannot be replaced by these “perks.” A PSL policy allows employees to not have to choose between wages and their health.

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1 https://covid19-sciencetable.ca/sciencebrief/benefits-of-paid-sick-leave-during-the-covid-19-pandemic/

Our Company strives to provide a “friendly and welcoming atmosphere for all guests”2 and acts as a meeting space for a number of older and immunocompromised people. Operating in the dining industry places a unique responsibility on the Company to ensure the safety of its guests. Supporting workers and enabling them to stay home during infectious periods of a cold or flu enhances worker, customer, and community safety. Thus, for the benefit of its employees and guests of all ages and conditions, the Company should implement the Proposal to determine the feasibility of incentivizing franchisees to provide a paid sick leave policy.

Our Company faces greater financial and reputational risks as a member of the restaurant industry

As a member of the restaurant industry, our Company is particularly susceptible to reputational risks concerning public health and safety in our restaurants. Our Company recognizes these risks, noting “multi-unit food service businesses such as ours can be materially and adversely affected by widespread negative publicity of any type, including food safety, outbreak of flu or viruses (such as coronavirus) or other health concerns...”3

During the COVID-19 crisis, companies across the restaurant industry’s reputations were slammed for not offering paid sick leave to their employees, being accused of “putting profits over health.”4

Further, as evidenced by the COVID-19 crisis, the restaurant industry is among the first to be impacted financially in the event of a health crisis. In fact, the Company’s own 10-K states “the food service industry in general, and our results of operations and financial condition in particular, may be adversely affected by unfavorable trends or developments…such as…health concerns arising from…outbreaks of flu or viruses, such as coronavirus, or other diseases.”5

Thus, it is a prudent risk management strategy to analyze paid sick leave among franchise employees and assess the feasibility of inducing or incentivizing franchisees to provide some amount of paid sick leave to all employees.

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2 Denny’s Corporation 2022 10-K, p. 3, https://www.sec.gov/Archives/edgar/data/852772/000119312523093240/d352904dars.pdf

3 Denny’s Corporation 2022 10-K p. 12, https://www.sec.gov/Archives/edgar/data/852772/000119312523093240/d352904dars.pdf

4 https://www.nytimes.com/2020/03/14/opinion/sunday/coronavirus-paid-sick-leave.html

5 Denny’s Corporation 2022 10-K, p. 11, https://www.sec.gov/Archives/edgar/data/852772/000119312523093240/d352904dars.pdf

A lack of PSL contributes to racial, gender, and economic injustice

Paid sick leave is not only a matter of public health, but also of racial, gender, and economic justice.

As the global pandemic highlighted, access to paid sick leave (PSL) is critical to prevent the spread of disease as well as to keep workers and customers safe. Despite this, over three quarters of the lowest earning 10% of Americans do not have access to PSL.6 Furthermore, nearly half of all Black workers and 36% of Latinx workers reported having no paid time away from work of any kind.7 During the pandemic, essential and frontline workers experienced disproportionately higher rates of illness, and low-wage Black, Latinx, and Native American frontline workers experienced higher rates of infection and mortality.8 These statistics highlight that PSL is not just a public safety measure, but a matter of equity and racial justice in the United States.

Additionally, two thirds of all family caregivers are female and frequently face difficult decisions surrounding losing out on critical wages, or taking care of themselves or loved ones to prevent further illness. This makes PSL a matter of the gender gap, diversity, and support for working mothers and caregivers.9

PSL leads to cost savings and places the Company at an advantage in a tight labor market

PSL is not just the right thing to do for employees, it is also the prudent thing to do. Research finds PSL both increases productivity10 and reduces turnover, which in turn reduces costs associated with hiring.11

Businesses that have implemented PSL have seen cost savings from:

o	increased workplace stability – replacing workers costs an average of 20% of an employee’s annual compensation.[12] An absence of PSL may negatively impact worker sentiment and lead to a high turnover rate. Comprehensive benefits that include paid sick leave for all workers could help our Company compete in a tight labor market.

o	increased productivity – a phenomenon known as “presenteeism” is avoided through paid sick leave. Presenteeism is the lost productivity from employees not being fully present or functional at work.[13] This costs the US economy an estimated $234 billion annually (adjusted for inflation as of October 2020), higher than the cost of absenteeism.[14] These costs are due to lowered productivity and increased mistakes.[15]

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6 https://www.wsj.com/articles/companies-expand-paid-sick-time-leave-11632413861

7 https://www.bls.gov/news.release/leave.t01.htm

8 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7685333/

9 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/working-women-need-paid-sick-days.pdf

10 https://voxeu.org/article/pros-and-cons-sick-pay

11 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5649342/

12 https://www.americanprogress.org/article/there-are-significant-business-costs-to-replacing-employees/

13 https://www.investopedia.com/terms/p/presenteeism.asp#:~:text=Presenteeism%20refers%20to%20the%20lost,make%20mistakes%20on%20the%20job.

14 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/paid-sick-days-good-for-business-and-workers.pdf

15 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/paid-sick-days-good-for-business-and-workers.pdf

Furthermore, the vast majority of companies that have implemented PSL have seen no impact on their bottom line at minimum or in some cases, have even experienced growth.16

Beyond company financials, there are significant benefits to society. PSL leads to lower health care costs for employees – people without access to PSL are far more likely to seek emergency room care and have to deal with higher medical costs for themselves and dependents. Employees in the US without PSL are two times more likely to need to visit the emergency room as they cannot take time off work to seek preventative care.17 The workers at our Company with the lowest annual income are those most likely to incur higher medical costs.

Further, paid sick leave could place the Company at an advantage compared to its peers and competitors, yet our Company currently lags in disclosure and policies. In a tight labor market, restaurant chains such as Shake Shack have used paid sick leave as a way to attract employees.18

For instance, Darden offers PSL to hourly workers across its chains of restaurants, and also publicly discloses their policy.19 McDonald’s additionally offers PSL to workers in corporate owned restaurants.20 According to a report by Center for Science in the Public Interest, Starbucks and Chipotle regularly offer paid time off to full- and part-time hourly employees at all locations nationwide,21 with Chipotle offering three paid sick days starting on the first day of employment.22

In the period of the “Great Resignation,” with a record number of people choosing to leave their jobs, particularly in the restaurant industry, it is imperative our Company remains competitive in its benefits offerings.

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16 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/paid-sick-days-good-for-business-and-workers.pdf

17 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/paid-sick-days-good-for-business-and-workers.pdf

18 https://www.cnbc.com/2020/03/11/restaurants-reevaluate-paid-sick-leave-policies-as-coronavirus-spreads.html

19 https://www.darden.com/sites/default/files/2021-05/Hourly%20TM%20Benefits%20-%20May%202021.pdf

20 https://www.cspinet.org/sites/default/files/2022-03/Top%2020%20Restaurants%20Consumer%27s%20Guide_FINAL_endnotes%20fixed.pdf

21 https://www.cspinet.org/sites/default/files/2022-03/Top%2020%20Restaurants%20Consumer%27s%20Guide_FINAL_endnotes%20fixed.pdf

22 https://www.cnbc.com/2020/03/11/restaurants-reevaluate-paid-sick-leave-policies-as-coronavirus-spreads.html

The Company is not bound by this Proposal to implement a specific policy:

The Company raises issues in its Opposition Statement with both proposed and final rules by the National Labor Relations Board which specify joint-employer status. Concerning the current rule, the Company contends “if Denny’s were to specify within our franchise agreements required benefits that franchisees must make available to their employees, as suggested by this shareholder proposal, Denny’s would be considered a joint-employer with our franchisees.”

However, the Proposal simply requests the Company analyze the provision of paid sick leave among franchise employees and assess the feasibility of incentivizing franchisees to provide some amount of paid sick leave to all employees. In no way does the Proposal bind the Company to implement a policy requiring franchisees make certain benefits available to employees. Thus, the Company would not be considered a joint-employer by simply assessing the feasibility of such a provision.

Moreover, as the test for joint-employer is multi-factored, and has varied interpretations across courts, the Company's ultimate analysis requested by the Proposal may not lead to the conclusion that this change would make the Company a joint-employer, and implementing the Proposal could also lead to mechanisms, such as incentives, that would not trigger joint-employer status. As law firm Baker & Hostetler notes, “there is no single test that determines joint employment.”23 Indeed, the NLRB recognizes in its notice of proposed rulemaking that “the issue of common-law joint-employer status is a highly fact-specific one, which may be better suited to individualized determination on a case-by-case basis.”24 There are many indicia of control to consider in making that determination, and it is not as simple as concluding that incentivizing franchisees to provide paid sick leave to their employees would necessarily make Denny’s a joint-employer.

To support shareholder value and proper risk management, and take important steps to protect workers and customers, we urge investors to support this Proposal.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Denny’s proxy statement.

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23 https://www.bakerlaw.com/webfiles/Employment/2019/Alerts/Five-Things-You-Need-to-Know-About-Joint-Employment.pdf

24 https://www.federalregister.gov/documents/2022/09/07/2022-19181/standard-for-determining-joint-employer-status#citation-24-p54644